

20004402

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 67738 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/2019**   AND ENDING   **12/31/2019**

               MM/DD/YY                                  MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  **The New PenFacs, Inc.**

| OFFICIAL USE ONLY |
| --- |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| FIRM I.D. NO. |
| --- |

**337 Turnpike Road, Suite 203**

(No. and Street)

**Southborough**           **MA**           **01772**

(City)                   (State)                (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erik DeGregorio                                 603-893-3563

                                                (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**LMHS, P.C.**

(Name – *if individual, state last, first, middle name*)

**80 Washington Sreet, Bldg. S**   **Norwell**          **MA**        **02061**

(Address)                 (City)                  (State)         (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (11-05)



# OATH OR AFFIRMATION

I, Erik DeGregorio _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The New PenFacs, Inc. _____, as of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____ 
Signature

_____ 
President 
Title

_____ 
Notary Public

AMPARO SMITH
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
December 19, 2025

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE NEW PENFACS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019 AND 2018

# THE NEW PENFACS, INC.

## TABLE OF CONTENTS

## DECEMBER 31, 2019 AND 2018



**LMHS, P.C.**
*Certified Public Accountants and Advisors*

*Report of Independent Registered Public Accounting Firm*

Board of Directors and Shareholder
The New PenFacs, Inc.

### Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of The New Penfacs, Inc. as of December 31, 2019 and 2018, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of The New Penfacs, Inc. as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to The New Penfacs, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The New Penfacs, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

*LMHS, P.C.*

LMHS, P.C.

We have served as The New Penfacs, Inc.'s auditor since 2018.
Norwell, MA
January 30, 2020

80 Washington Street, Building S, Norwell, Massachusetts 02061   (781) 878-9111   FX (781) 878-3666   www.lmhspc.com

*Members of*



# THE NEW PENFACS, INC.

## STATEMENTS OF FINANCIAL CONDITION

## DECEMBER 31, 2019 AND 2018

|  | 2019 | 2018 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 36,108 | $ 44,381 |
| Prepaid expenses | 5,120 | 278 |
| **TOTAL ASSETS** | $ 41,228 | $ 44,659 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

|  | 2019 | 2018 |
|---|---|---|
| **CURRENT LIABILITIES** | | |
| Accrued taxes | $ 456 | $ 456 |
| **TOTAL LIABILITIES** | 456 | 456 |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock, 1,000 shares authorized, 200 shares issued and outstanding | 1,000 | 1,000 |
| Additional paid-in capital | 47,316 | 47,316 |
| Retained earnings (deficit) | (7,544) | (4,113) |
| **TOTAL STOCKHOLDERS' EQUITY** | 40,772 | 44,203 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ 41,228 | $ 44,659 |

*The accompanying notes are an integral part of these financial statements.*

NOTE 1    *NATURE OF BUSINESS*

The New PenFacs, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company was founded in May 2007 under the laws of the state of New Hampshire and received its CRD number on June 3, 2008. Its principal business activity is that of a broker dealer specializing in providing insurance, operational support, product procurement, and training/marketing support to broker dealers and their registered representatives. It operated one office in Southborough, Massachusetts during 2018 and 2019. Prior to 2017 the Company was located in Salem, New Hampshire. Effective June 1, 2016 the Company is wholly owned by Erik DeGregorio. Prior to that date the Company was owned 50% by Erik DeGregorio and 50% by Ronald DeGregorio.

NOTE 2    *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

### Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis. The significant accounting policies followed are described below to enhance the usefulness of the financial statements to the reader.

### Use of Estimates

The Company has adopted FASB ASC 275-10-50-4, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue Recognition

New Accounting Standard Adopted - In May of 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which is aimed at creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards ("IFRS"). This new guidance provides a comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue guidance issued by the FASB. ASU 2014-09 also requires both qualitative and quantitative disclosures, including descriptions of performance obligations.

The Company adopted ASC 606, effective January 1, 2019, using the modified retrospective method by quantifying and recognizing the cumulative effect (if any) of initially applying ASC 606 as an adjustment to the opening balance of shareholders' equity and other affected accounts at January 1, 2019. The application of this new revenue recognition standard resulted in no adjustment to the opening balance of retained earnings.

NOTE 2    *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

Performance Obligations - Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Insurance Commissions - The Company's performance obligation with respect to each contract is the sale of the insurance policy. Insurance commission revenue includes an initial up-front (first year) commission as well as annual trailing commission payments for each policy renewal. Commission on insurance renewal premiums are considered variable consideration. ASC 606 requires that, at the time of the initial sale of a policy, the Company must estimate the variable consideration and determine the transaction price as the constrained net present value of future renewal commissions, unless there are implied or contractual services to be performed in association with the variable consideration.

During renewal periods, the Company not only receives trailing commissions, it also provides services for these policies. Services include client relations, communication and correspondence on an as needed basis. Based on these factors, management has deemed it acceptable that revenues be recorded in the period cash is received.

The following table disaggregates the Company's revenue based on the timing of satisfaction of performance obligations for the year ended December 31, 2019:

| | |
|---|---|
| Performance Obligations Satisfied at a Point in Time | $230,465 |
| Performance Obligations Satisfied Over Time | $ 72,794 |
| Total Revenue | $303,259 |

**Cash and Cash Equivalents**

The Company considers all short-term debt securities purchased with maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

NOTE 2     *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

**Concentrations of Credit Risk**

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents.

The Company places its cash with financial institutions with a high credit rating, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

**Fair Value of Financial Instruments**

FASB ASC 825-10, "Disclosures about Fair Value of Financial Instruments", requires disclosures of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, accounts receivable and other current assets and liabilities approximate fair value.

**Income Taxes**

The Company, with the consent of its shareholders, elected to be treated as an S Corporation. As such, the Company's federal taxable income is reported on the tax return of its shareholders and there is no federal tax to the Company.

**NOTE 3**     *NET CAPITAL REQUIREMENTS*

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under Appendix E to SEC Rule 15c3-1, the Company is required to maintain a net capital requirement of no less than $5,000 and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 1500 percent.

At December 31, 2019 and 2018, the Company had net capital of $35,652 and $43,925 which was $30,652 and $38,925 in excess of its required net capital of $5,000, respectively. The Company's aggregate indebtedness to net capital ratio at December 31, 2019 and 2018 was 1.28% and 1.04%, respectively.

**NOTE 4**     *RELATED PARTY TRANSACTIONS*

The Company shares office space and expenses with another entity related by common ownership. Expenses paid by one company are charged to the other company, as well as a management fee. Rent, utilities and other expenses are reimbursed regularly for these shared expenses.

Administrative management expenses totaled $30,000 and $30,000 for 2019 and 2018, respectively. Office operating costs totaled $20,069 and $28,208 for 2019 and 2018, respectively.

**NOTE 5**     *COMMITMENTS AND CONTINGENCIES*

The New PenFacs, Inc. may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings or similar matters, which individually or in the aggregate have a material effect on net capital, the financial position, results of operations or cash flows of the company.

**NOTE 6**     *SUBSEQUENT EVENTS*

Management has evaluated subsequent events through January 31, 2020, the date which the financial statements were available to be issued. No events occurred subsequent to the balance sheet date that would require adjustment to or disclosure in the financial statements.